Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Standard Microsystems Corporation
Commission File No.: 0-7422

Subject Company: Conexant Systems, Inc.
Commission File No.: 000-24923

Additional Information About This Transaction
In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC.  The definitive proxy statement/prospectus will be mailed to stockholders of Conexant.  Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and other documents filed by SMSC or Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.

Participants in This Transaction
SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010.  You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010.  You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.

Forward Looking Statements
Except for historical information contained herein, the matters set forth in this document are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause SMSC’s or Conexant’s actual future results to be materially different from those discussed in the forward-looking statements. These risks and uncertainties include risks relating to actions taken or not taken by competing bidders for Conexant and any response by SMSC thereto; the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Merger for other reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and other risks relating to the  companies’ businesses set forth in their filings with the SEC.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC and Conexant at this time. Such statements are subject to change, and SMSC and Conexant do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in SMSC’s and Conexant’s reports filed with the SEC. Investors are advised to read each company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.

CORPORATE PARTICIPANTS

 Chris King
 SMSC - President & CEO

CONFERENCE CALL PARTICIPANTS

 Vern Essi
 Needham & Company - Analyst

 PRESENTATION

 Vern Essi - Needham & Company - Analyst

 All right, everybody. We are going to kick off the next presentation post-lunch. Hopefully you all enjoyed the panel. I found those personalities to be pretty appealing.

Anyhow, my name is Vern Essi. I am one of the semi-analysts here at Needham & Co. Today, in the semi-track, we have Standard Microsystems, which we always call SMSC, presenting. Chris King, the CEO, is going to present, and then when we go to Q&A, both her and Kris Sennesael, the CFO, will take questions.

I will just give a quick brief point about the Company. Since taking over the reins of SMSC back in late 2008, I think Chris King has done a spectacular job with her team managing costs, improving the operations, the financial metrics all have been up and to the right. This is timely for them to be here. Some of you are well aware yesterday they announced a merger agreement with Conexant. It is going to augment their product lines, and they see a lot of good cross-selling opportunities. However, the markets don't seem to be as receptive to that angle, so obviously it is a good opportunity for them to be here and discuss their story.

And with that, I will turn it over to Chris King.

 Chris King - SMSC - President & CEO

 Good afternoon, everyone. I guess I had to turn my phone off. So I guess in line with what you said, my ring tone for the day is, "I will not back down." So I think at SMSC, we have some great opportunities in front of us. We announced a transaction yesterday in which we will acquire Conexant, and I think that this is a great opportunity for me to explain the strategic fit, how this will add to our profitability, achieving our financial model, and overall making SMSC a much stronger Company. So I'm really happy to have this opportunity.

So let me get started off with the acquisition. Many of you in the room and many people in the industry know of Conexant for a long time. It was a very different company five or 10 years ago with a lot of focus on broadband applications. But within the last two years, Conexant has been selling its assets, which include the broadband and wireless assets, and actually what was left of the Company, I think, was a very great core of intellectual property, products and engineering, which I believe will afford our Company to gather a lot of growth, as well as accretion to the bottom line, which we do expect this transaction to be accretive immediately.

So just to the deals, the details of the deal. We paid $2.25 per share, half in stock, half in cash. So the deal value is $284 million. That does include the assumption of Conexant's net debt, something that we are working through right now. Of course, we had the usual closing conditions, so we do anticipate closing in the first half of the calendar year.

As I mentioned, we do expect this transaction to be immediately accretive in both non-GAAP gross margin and non-GAAP operating margin, as well as EPS. At this point in time, we are committing $8 million to $10 million of cost synergies, about 20% of these in the cost of good sold line, the rest being more G&A and public company and executive costs overall. So those are the main terms of the agreement.

Just a little bit about the two companies. I think that there are some views that, well, these companies don't go very well together. But, in fact, the core intellectual property and products that currently Conexant have marry very well with what SMSC's goals and objectives are. And so this basically gives us the facts that companies have been in this business for a long time, but within the last two years, Conexant has been investing in, I think, four key areas.

One of those areas is an imaging where they have superior imaging capability both from a hardware and a software standpoint; world class audio capability, which is probably one of the areas that I'm most excited about with world-class codec capability; embedded modems, which goes along well with our security; and then finally, video. Video from a surveillance standpoint, but video that is applicable to quite a number of things that we are trying to achieve at SMSC.

Employees are 600, but together I think, most importantly, the Company has 900 world-class engineers with a lot of expertise in analog mixed-signal, but as well firmware, software and solutions capability.

So this is a picture that I would really like to draw your attention to. At SMSC over the last two years and in which I think we have had a really great run on performance and we intend to continue that, we have been focusing on the connectivity ecosystem. I think that connectivity whether it is USB, which is a significant portion of our revenue, whether it is most networking for automotive applications, whether it is wireless audio, those connectivity standards at some point do get swallowed into bigger function chips. And really at SMSC, that is our biggest competitor.

So we have been on a strategy to add content to that connectivity. So that is really the way I see it. Adding content to connectivity, and as I get to the contribution from the Conexant standpoint, that is going to add even more content.

But if you look at this diagram on the PC side, we not only do USB and ethernet connectivity, but we provide the embedded system controllers, we provide analog functions, battery charging, access to docking and other accessories. So that is more content.

One of the most exciting products that we have just been demoing and are just going into production with is our USB3.0 video and graphics chip, which allows us to provide USB connectivity with a lot of value on the display side of the equation. Of course, we just now have the ability to add storage via USB3.0. And we believe storage is going to be very important in the overall ecosystem.

Moving on, wireless audio is another capability we have added to our portfolio. It is a growth area. We believe we have a great position, and we are going into production in applications like home theater and wireless headphones.

On the automotive side, where we have a great market share, actually approaching 100% marketshare, in 12% of the cars on the road in automotive networking for infotainment, and we have added to that a video codec capability, as well as new USB and ethernet and wireless audio.

Of course, in portable products, and we do have a play in tablets depending on how they roll out, but in portable products connectivity has been our major contribution to smart phones and other portable devices. But we have now added USB hubs, a portable hub which is a brand-new product, as well as things like portable power. And then, of course, industrial networking has always been part of our value proposition.

Security speaks to all of this. We have been making an investment in security for transactional and token security so that secure transactions can occur by a PC or a portable handheld device. And I think this is a very important capability. So things like video/audio storage and security really come into play across the entire ecosystem.

Now how does Conexant play into that? First of all, these are the four areas with the major customers that Conexant has focused on, and this is what remains of the business. One point I would like to make as well is that Conexant did have a significant legacy business. If you go back and look at their numbers in 2008, about 40% of revenues came from legacy businesses.

If you look a year ago, it was about 20%. Today there is less than 10% of revenues that come from legacy businesses.

So the businesses that we are really excited about -- and this is the totality of the business -- is first of all on imaging. As I mentioned, as printer manufacturers go to SOC solutions away from ASIC solutions, Conexant has a very robust and differentiated solution overall and also does continue to provide fax capability to printers.

On the audio side, as I said, this is one of the most exciting areas for me. This spans PC audio, which I believe will be embedded into the system controller in PCs, number one. Number two is embedded controllers in things like headphones, a perfect match for our wireless audio capability being able to add the codec and the DSP processing. And as well, I think that we have a great play here on the consumer side where we know the competitors are companies like Cirrus Logic, as well as Wolfson. So a great play on audio and a lot of expertise in DSP and voice processing.

On the video side, the primary product that Conexant has in production is our video surveillance products, which basically allow you to look at a number of cameras and to look at those imaging -- comparison of imaging for security applications whether it be in the home or industrial applications.

This is a business that is very similar to Techwell's business. It is ramping in revenue. However, the video capability also applies to things like PCTV and video in consumer products, as well as other areas. So that video we believe is also an important part of the equation. And then finally, embedded modems, which we think is a good play with our security, as well as industrial networking. So these are the areas of product concentration at Conexant today, a very different company than four years ago.

So when I add the Conexant products and intellectual property to the picture I showed you on SMSC, you can see that world-class audio fits in PCs and portable products, as well as in wireless audio and also in automotive applications, video and security, as well as automotive and opportunities to further those applications into consumer products, differentiated imaging and connectivity products. So, in fact, the Conexant product portfolio increases the content in the SMSC connectivity ecosystem, and this is what we are really excited about.

From an end market standpoint, if any of you were at our Analyst Day last July or June timeframe, we had a view of what we would like our end markets diversification to look like. And so you can see the companies together with LTM revenue of over $600 million. So it certainly adds size and scale to the Company. Consumer is about 36%. We had targeted 35%. Less concentration in the computing market at 31%, industrial at 17%, and we are going to get that automotive growth engine going as we bring Volkswagen and General Motors into production, and our expectation that automotive -- and our objective would be automotive would be 20% of revenues, and we think we have the growth engine to achieve that. So a very nice balanced end market presence.

From a customer standpoint, we have a lot of complementary customers, and in fact, SMSC has very deep relationships with, of course, the top PC and consumer companies in the world. And I think that we have the ability to take the existing Conexant products and make them more widespread and prevalent amongst many of these customers with those relationships, and, of course, a much healthier balance sheet. So there is a lot of common customers, but not an overlapping product portfolio, which gives us expanded breadth.

The products outside the overlap are basically the automotive customers, smartphone customers, and then some of the consumer headset customers. So a very nice customer base to work with.

And so if you look at the revenue scale, both companies were more at the lower end of the scale. Obviously we are going to bring some of this scale into our supply chain management. We believe we will be able to be more efficient in our cost of goods sold. And also, I think with the engineering workforce that we have, SMSC is a company that has not in any way been opportunity limited. We have been engineering limited. So we feel we bring together a great set of engineers that we can prioritize on the right products to give us the best return on investment.

So we think it is a good combination. It brings us a lot of content, complementary products overall, great customers, great engineers, and I think this is immediately accretive upon closing. So that we think that the Conexant combination with SMSC is going to make us a more profitable Company in the long run, as well as the ability to accelerate our growth overall.

So let me just turn to a quick summary of our -- I said I will not back down, I'm sorry -- of our performance in the third quarter. Our revenues were up to $107 million in SMSC's third quarter. That was up 3% sequentially and 23% year over year. That is a record for the Company.

If you look at our various product lines, automotive did reach a new record revenue level and was up by 5%. But each one of the markets was up sequentially, albeit at lower growth rates than the previous two quarters.

Our non-GAAP gross margins were 55.4%. Ex the Symwave products, gross margins would have been about 57%, EPS of $0.52 and $9.2 million in cash from operations.

I just want to give you a little bit of our outlook. We have been calling for a long time that there would be muted seasonality. Our expectation is for the full year will be at a record revenue level at over $400 million, and we will have improved our non-GAAP bps by 3 times.

Looking forward, we are expecting our fiscal Q4, which ends at the end of February, to be roughly in line with seasonality, so that's down to 7% to 10%. The biggest drop is actually in the Industrial segment, which has enjoyed six great quarters of growth. And so we are expecting a significant decline there as the supply chain comes back into line with demand.

But I think overall in the US market I think PCs are actually better than seasonal, and we do have some areas like our wireless audio that are ramping.

Book-to-bill in the third quarter was a very weak 0.7. We feel the reason for that was that our customers had placed orders in Q1 and Q2 and were working off those orders. So we came into Q3 with a very healthy backlog. And since December 1, we had seen an uptick as customers place orders for Q4 and Q1. Book-to-bill quarter-to-date since December 1 stands at a little over 1.3. So I think backlog coverage is coming into line with normal trends.

We do expect from the forecast that we have currently from our customers and ordering patterns expect our Q1 to be ahead of seasonality.

Just on the design win side, a lot of great design wins that we announced. Probably one of the more important ones is our USB3.0 graphics capability. We now have orders from a Tier 1 display customer, a very healthy interest from the major PC companies. So we are just going into production with that product.

We just learned from teardowns that we are on the Google TV. We've got a lot of great design wins in wireless audio for headphones. Of course, the tablet market, there is a lot out there in terms of uncertainty, but I think any of us that were at CES, there were about 75 tablets on display. We are in most of the major reference designs, and we are currently working with other over 20 customers on the tablet side.

I think the big question is, which ones win? Does anyone win versus the iPad, and then what is the configuration of the pads or tablets that go into production?

In addition to that, we did launch a new wireless digital audio processor. A lot of interest on that. We had some new design wins that we announced in terms of automotive, and I think that we had shared with you that Volkswagen has announced that it will use the MOST network in all of its platforms.

So, in terms of our product lines overall and the growth engines, computing and connectivity, our largest product line, with 64% of revenues, where do we see growth? USB2.0 continues to grow. We think that this will be a transitional year for USB3.0. So we are excited to participate in that. First products being in storage and video.

Enterprise sales continue to kind of chug along, although not at the rate we would like to see. Of course, we are looking forward from the transition from Capella to Sandy Bridge. And security and storage I think are key components of our portfolio now.

Automotive, the automotive market seems to be healthy. We did not see long Christmas shutdowns. There continues to be a lot of good demand in the luxury segment, and we are ramping our USB products, as well as very good traction from our middleware products.

On the analog side, this growth comes from continued environmental control, battery charging, which is a new product for us, and one point here is that we expect that the type of analog products that we supply to the market will ultimately be integrated in more system chips like our embedded controllers. So that is a great play for us.

And then finally, on the consumer electronics side, we are just sampling a new portable hub product that the smartphone makers are very interested in. Of course, tablet connectivity, portable power and our wireless audio. So I think a lot of great growth drivers, and I think we have the best product line ever displayed at CES last week.

So here is the financial highlights overall, and you can see the comparison compared to the previous quarter in a year ago. So revenue of $107 million, gross margins over 55%, operating margin of 14.8%, and EPS at $0.52.

Our balance sheet is at least at this moment we have got a very strong balance sheet. Obviously we have a cash payment for Conexant. However, when we include the assumption of the Conexant debt, we feel that our debt will be really a very small amount if you take into account the continued redemption of our auction rate securities, so less than $20 million. So we think we will become back to a neutral position pretty quickly. And we really do think that this acquisition is the best investment, the best use of the cash that we have, and we are very excited about it.

Business outlook, as I said, we are expecting revenues to be roughly in line with seasonality. You can see the gross margins. We will take a little bit of a hit on gross margins because of the decline in industrial revenue. OpEx we are expecting to be approximately flat leads to an EPS of $0.20 to $0.24.

So going forward, obviously assimilating the Conexant acquisitions on the top of our mind; however, it is executing our product roadmaps, as well as in tandem, as soon as we close the deal, executing on the Conexant product roadmaps, and always executing on our financial objectives.

So with that, I will turn it over to any questions.

 QUESTION AND ANSWER

Unidentified Audience Member

 A lot of semiconductor companies really improved their fortunes in 2010. Why do you think Conexant continued going down?

 Chris King - SMSC - President & CEO

 So I think that you are absolutely right, and I think that Conexant about two years ago when Scott Mercer came on as CEO very much changed the strategy of the company. It might be three years ago. But the Board and Scott decided that they should divest of their businesses, and of course, they did have a lot of debt on the balance sheet. So they decided to divest of certain businesses, and I think they were successful in doing that.

At the same time, they started investing in new growth engines. And I think, as we all know, from the time you started development until you actually get into production and see the fruits of your labor, usually is two plus years down the road.

So I think that Conexant during this past year was selling off the balance of its businesses and just starting and completing the investment in new areas that are now turning into revenue areas like embedded audio and video, which took advantage of the Company's core competencies. So I think it is a result of just not getting to the revenue ramps yet because they are all new products for Conexant, and that's why we think this is a very good time to buy the Company.

 Vern Essi - Needham & Company - Analyst

 Chris, just if you could just expand -- it dovetails right into your last point there -- in putting together the R&D efforts of Conexant with yourself, when do you think you will be able to benefit from integration capabilities between your two teams, difference between the wireless audio product possibility? When do you think you would be sampling silicon as a result of that? What is your timeframe?

 Chris King - SMSC - President & CEO

 So let me take it in stages. First of all, we announced that the President and Chief Operating Officer of Conexant, Sailesh Chittipeddi, will be joining us. So he will be integrating the teams, and we will be planning for that up until the time that we close. I think that we have opportunities to sell Conexant products at a wider variety of customers, as I said, and I think the design-in time of that is probably nine to 12 months. So I think that we can see revenue there.

But from the products that we actually -- the solutions we put together, I think that's more 18 to 24 months down the road.

But I think we have existing sales, and I think there are complementary sales of existing products that we can do cross-selling that we can see inside of 12 months.

So, as we said, we think that deal will be accretive on day one. We will be able to demonstrate that, and I think at that time we close the deal, we are going to update everyone on the numbers. But we will be able to do a good job of providing a forecast on exactly what our expectation is.

But, in fact, I know that Conexant has been -- had the aura of being a declining company. We firmly believe this is the right time to get those products and IP, and these products that they have will actually be able to accelerate our growth into the market. So we are really excited about it.

Unidentified Audience Member

 So the printer business is about half the revenue there. Can you just -- you said they have some design wins. Can you just give us a little bit of color about how much they can move the needle for that business? In other words, what does your printer business grow at because that is kind of a flattish kind of market?

 Chris King - SMSC - President & CEO

 Sure. I think there are two pieces of that. One part of the printer business is more the facts business that does not go away. And I think that you are correct, the market size of that does not increase. But I think that there are customers that were reluctant to work with Conexant that will be happy to work with SMSC. So I think we can make some market share moves on that part of the market.

But the other part of the market is the SOC business. So I think if anyone covers the printer market, today 75% of the imaging content and control on printers are ASIC designs. And so obviously designing ASICs, that takes a lot of resources and development. And I think that Conexant has an SOC approach, which is more like an ASSP, a fully turnkey approach. And I think where the big growth on that will be is, if we can take market share away from what traditionally has been supplied by ASIC.

So actually the business on that side of the imaging is, although it is fairly small right now, it is growing at a pretty nice clip. And I think if we look at potentially the overall market size today, it is probably a couple of hundred million dollars. But I think the ASIC piece of that is significantly higher. So I think it is a big market, and I think what we will be looking at is, is there a shift in implementation of that silicon?

Unidentified Audience Member

 So you said that you felt that the engineers would find a good home essentially at SMSC. So, on gross margin and, I guess, the other operating expenses, where do you see the opportunity for improvement on the bottom line?

 Chris King - SMSC - President & CEO

 Sure. Well, first of all, from a synergy standpoint, as I said, we are committing $8 million to $10 million. A lot of that, of course, are some things like public company costs. Most of the executive management team will be leaving. And then, of course, there are opportunities in G&A functions, as well as leveraging costs of goods sold. So that $8 million to $10 million does not include any reduction in engineers, and the numbers that we cited also do not include any revenue synergies, which is the thing that we are today most excited about.

From an accretion standpoint, our expectation is that as we get through the first 12 months of this that we ought to be able to see about an extra 200 basis points in gross margin and 150 to 200 basis points on operating margin. So we feel that the deal will be accretive, and we will be updating our financial models overall.

Unidentified Audience Member

 On the Conexant balance sheet, what is the plan with respect to their (inaudible) debt outstanding?

 Chris King - SMSC - President & CEO

 Sure. So currently -- and I will ask our CFO here, Kris Sennesael, to help me if I need it -- they have $11 million of convertible debt, which would be paid off in conjunction with the close of the deal.

In addition to that, there is a $175 million note, and currently while there is a foot on that note, it is not callable. So it is an expensive note to redeem in the way that it is written. We are able to pay that note off by March 2013 at $105 million or $106 million, one of those. However, we will be working, of course, with the noteholder, and we will be working as hard as we can to find the best resolution to the debt.

Unidentified Audience Member

 (inaudible question - microphone inaccessible)

 Chris King - SMSC - President & CEO

 There is a make whole. That is right. There is a make whole, which is at --

Unidentified Audience Member

 (inaudible question - microphone inaccessible)

 Chris King - SMSC - President & CEO

 25% premium.

Unidentified Audience Member

 (inaudible question - microphone inaccessible)

 Chris King - SMSC - President & CEO

 We are working through that now, so we have not decided what to do on that.

Unidentified Audience Member

 (inaudible question - microphone inaccessible)

 Chris King - SMSC - President & CEO

 Conexant has sold off their real estate before the transaction. So when they come to the deal, they have about $100 million of cash, and that is part of that cash.

Unidentified Audience Member

 Whose idea was it to sell Conexant, and were there other competitive buyers?

 Chris King - SMSC - President & CEO

 I'm sure that it was the Board's idea to entertain potential buyers, so I'm sure it was the Board of Directors at Conexant. I think that it was not an auction process, let me say that quickly. I'm not privy to all the discussions at Conexant, but it was not an auction process. I believe that the management team feels there is a great fit, and as I mentioned, the deal is 50% cash, 50% stock. So I think the Conexant Board of Directors that signals to me thinks that the Companies have a good future together.

Unidentified Audience Member

 (inaudible question - microphone inaccessible)

 Chris King - SMSC - President & CEO

 Sure. So right now our plan is to keep our headquarters in New York. I will tell you that our product lines are not located in New York. Our product lines are in Arizona, Austin and Germany. So adding a Newport Beach to me is not a big deal.

I will also tell you that I do have as well as Chris a lot of experience in integrating acquisitions, which I will have to say, and you can look at our history and the financials have been very successful, including an Idaho acquisition of a company in Belgium, which was the AMI acquisition of Alcatel Microelectronics, which was extremely accretive the first quarter that it was out there. So I think that we are going to manage our design centers very well, but we are not the kind of company that has everyone in one place anyway. We, as you can imagine, are -- although we have some great engineers in New York, all our engineers we don't find on Long Island. So I think that that will -- I'm not worried about that at all.

Unidentified Audience Member

 (inaudible question - microphone inaccessible)

 Chris King - SMSC - President & CEO

 Sure. Well, I think certainly at this point we want to be very prudent. We want to be able to deliver to what we commit to. And we are just in the first -- we just announced this I think it was yesterday, it seems like a long time ago. But we need to get in there, and we need to meet the people, and we have a lot of work to do. So, at this point in time, we are committing to the $8 million to $10 million. Could there possibly be more? Absolutely and we've got to get into those details.

 Vern Essi - Needham & Company - Analyst

 Can you just go over the industrial revenue side? Obviously you have had a very (multiple speakers) year in 2010. Do you think that this is part of like a long term cyclical trough we are going to go through, and do you think perhaps -- (multiple speakers)?

 Chris King - SMSC - President & CEO

 Sure. Yes, Vern is asking about the industrial revenue. There has been a great run-up on industrial revenue to where I think I have said for the last couple of quarters it is going to flatten out, but it just keeps going.

I think that when we saw the downturn at the end of 2008, industrial companies did not buy anything. And then all of a sudden, they had to start buying, and we had the supply constraints that we started to see a little bit less than a year ago. And so then everybody started ordering way ahead of lead times.

And so we have had six quarters of sequential growth in industrial sales. It has gotten up to at least any time in the recent future of record levels. And so we expect to see about a 20% decline in industrial sales just because the customers had too much inventory, not the distributors.

And so I do think it will start to come back in Q1. So I do think it is a mild blimp, but I don't think it will probably get back to the $19 million to $20 million levels for us quickly that we saw. So it will recover, but not recover to where the peaks were.

 Vern Essi - Needham & Company - Analyst

 And just a follow-on question on the end markets, the infotainment market, one of your big strategies is to sell this MOST interconnect and then layer on other contents in other areas like wireless, audio and what have you. How does that progression look, and how do you see that playing out? Like how does it look in 2010 versus maybe two or three years down the road?

 Chris King - SMSC - President & CEO

 Yes, so I think the companion pieces to MOST are probably kind of a -- on our current run-rate, a $2 million to $3 million increment on top of -- within a $19 million business, and I think that kind of marches on. Where we will see the big spikes will be when a new car company ramps into production like General Motors or Volkswagen. So I think it continues on.

Unidentified Audience Member

 Just a quick question going back to the deal. You have obviously picked up the assets at a very attractive valuation, albeit it obviously was trading down there for a while. Can you just answer the question earlier about hidden assets? Can you give us more color as to what it is that you are seeing that the market does not see, whether it be design wins, whether it be stuff that is pre-revenue, but you can see an accelerating revenue profile going forward?

 Chris King - SMSC - President & CEO

 Sure. Yes, I think it is wireless audio, wireless audio that has a home in customers where Conexant has not been able to penetrate and in markets like consumer where they have not been able to penetrate. So I think wireless audio is one.

And then on the video side, I mean, as I mentioned, we are all familiar with the company Techwell, which sold for a very high price. They have competitive products with Techwell that are just starting to take off in the Chinese market.

So I think the reason that people don't see the hidden assets is they are thinking of the old Conexant, and we try to open our minds and said, okay, what is really here? And I think there is a lot of great stuff, and we are just going to deliver on that, and people will all have a different idea of this, I think, six months down the road.

 Vern Essi - Needham & Company - Analyst

 So you have had a chance to look at Conexant's business obviously a lot more closely than most of us in the audience. As you peel back the onion and think about wireless audio and all of the other gems that are in the business, what do you think was their organic growth rate cycle to cycle before you bought it, and what do you think it is going to look like in six to 12 months?

 Chris King - SMSC - President & CEO

 So I would say that in the past, they had an organic decline rate, I would say, more than organic growth rate because they were not investing in new businesses that were going to grow.

As I look at the businesses overall, I think that as the old business declines, now that it is down to only 10% of the revenue, you know, maybe at a less than 5% rate, I think the growth engines are outstripping that, and without the help that we think we can give the Company, I think it is more in line with kind of a 10% growth rate.

 Vern Essi - Needham & Company - Analyst

 After you take it over?

 Chris King - SMSC - President & CEO

 No, no, before. And then we have got a lot of work to do once we get it together. But I think that it has got the ability to turn around, and even with this slow bleed off of legacy business be a growth business on its own, although a small one. I mean $200 million kind of run-rate is not big for a semiconductor company.

Unidentified Audience Member

 Could you share with us, again, your view of the PC market given you guys have a pretty strong position on --?

 Chris King - SMSC - President & CEO

 Sure. On the PC market, we have never seen a hockey stick on enterprise spending as yet. Our expectation we said last quarter was to be kind of mid-single digit sequential growth, which is what we saw in the second quarter. In the third quarter, it was lower than that. It was only 2%.

I would say the reasons for that were primarily that we -- there has been some bleed off of government spending on enterprise PCs. Also, the transition from Capella has given a little bit pause in inventory and inventory preparation for the next generation Intel platform. So I think that gave us a pause.

Going into the fourth quarter, which is usually the PC revenue is down 5% to 10%, I would say PC revenue in the US will probably be about flat absent that Intel transition. And the major decline will be in the -- we have a big concentration in Japanese PC makers, so Toshiba, Panasonic, Lenovo. And at the end of their year, they traditionally do a big work down on inventory. So I think that is impacting us.

But I think in the US actually the PC demand is a little bit better, and I would expect going into the first quarter keep around that kind of single digit sequential growth on the enterprise side. And consumers where we don't have a big concentration definitely impacted by tablets.

 Vern Essi - Needham & Company - Analyst

 I believe we have got time for one more question. Thank you.

 Chris King - SMSC - President & CEO

 Thank you all very much.

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